Dow Inc. and Subsidiaries The Dow Chemical Company and Subsidiaries	EXHIBIT 19
DOW INC.
INSIDER TRADING COMPLIANCE POLICY
I.POLICY
The purpose of this Insider Trading Compliance Policy (this “Policy”) is to ensure compliance by Dow Inc. (the “Company”), as well as Covered Persons and their Family Members and Controlled Entities (each as defined below), with applicable securities laws and to preserve the reputation and integrity of the Company. This Policy also provides restrictions on, and guidelines for, trading in Company securities, or the securities of any other company, while in possession of material non-public information (“MNPI”). Additional guidance may be communicated by the Office of the Corporate Secretary from time to time with respect to the matters covered by this Policy.
II.PURPOSE AND APPLICABILITY
The federal securities laws prohibit corporate insiders from purchasing or selling securities, either in the open market or in private transactions, when they are aware of material information that has not been made known to the public at large. Insider trading may occur when a person who is aware of MNPI about a company buys or sells that company’s securities or provides MNPI to another person who may trade on the basis of that information. Section 10(b) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) and Rule 10b-5 thereunder establishes liability against insiders who:
•Purchase or sell securities of a company while aware of material information with respect to such entity prior to the public disclosure of such information; or
•“Tip” or disclose MNPI to any other person or entity who uses such information for personal advantage or recommends the purchase or sale of securities of a company on the basis of such information.
This Policy applies to the Company and to all directors, officers, employees, contractors, advisors and consultants of the Company, its subsidiaries, and joint ventures that adopt the Dow Code of Conduct (collectively, the “Covered Persons”).
The Policy also applies to (i) family members who reside with a Covered Person (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), (ii) anyone else who lives in the household of a Covered Person and (iii) any family members who do not live in the household of a Covered Person but whose transactions in the Company’s securities are directed by or are subject to the Covered Person's influence or control, such as parents or children who consult with the Covered Person before they trade in the Company’s securities (collectively, “Family Members”), and (iv) entities that are under the influence or control of a Covered Person or their Family Members or such person is a beneficiary of such entity (collectively, “Controlled Entities”), including corporations, partnerships, trusts or any other group or entity where a Covered Person or a Family Member has or shares with others the power to decide whether to buy securities of the Company.
Although a person’s parent, adult child or sibling may not be considered a Family Member for the purposes of this Policy (unless living in the same household or if their transactions are directed by or subject to a Covered Person's influence or control), each of these persons may be considered a “tippee” for securities laws purposes if they receive MNPI or a recommendation based on MNPI from a Covered Person and purchase or sell Company securities based on such MNPI or recommendation.
The Company may also determine that other persons, who have access to MNPI, should be subject to this Policy.
Additionally, the Company will comply with the requirements of the securities laws, including those related to transacting in the Company’s securities while in the possession of MNPI, in connection with its purchase or sale of Company securities.
III.POLICIES PROHIBITING INSIDER TRADING

Do not buy or sell securities if you are in possession of MNPI. Do not disclose any MNPI or suggest any person trade on the basis of such information.

No Covered Person, or any of their Family Members or Controlled Entities, shall purchase, sell, transfer, exchange, gift or lend securities of the Company, or otherwise engage in transactions involving the Company’s securities while in possession of MNPI regarding the Company, or otherwise use such information for their personal benefit, or "tip" or pass it on, directly or indirectly, to others who engage in such transactions. Moreover, no Covered Person who, by virtue of his or her position, acquires MNPI regarding another entity shall purchase, sell, transfer, exchange, gift or lend securities of such other entity, or otherwise engage in transactions involving such other entity while in possession of MNPI regarding such other entity, or otherwise use such information for his or her personal benefit or "tip" or pass it on, directly or indirectly, to others who engage in such transactions. Transactions covered by this paragraph include, among others, cashless exercises of stock options, market sales to cover tax obligations relating to long-term incentive awards, transfers in the Company’s savings plan, contributions to a trust, or other transfer.
Information shall be considered “material,” for purposes of this Policy, if there is a substantial likelihood that a reasonable investor would consider it important in arriving at a decision to buy or sell securities or if the disclosure of the information would be expected to significantly alter the total mix of the information in the market place about the Company. Material information is also any information that could reasonably be expected to affect the price of the Company's securities. Material information can be favorable or unfavorable. While it is not possible to define all categories of material information, some examples of information that ordinarily may be regarded as material are:
•A proposed acquisition, sale, joint venture, merger or tender offer;
•Large contracts, renewals and terminations;
•Positions taken by regulatory authorities in relation to approvals or denials of permits or similar authorizations relating to the Company’s business;
•Notice of pending regulatory approvals;
•Projected future earnings or losses or unpublished financial results;
•Changes to earnings guidance or projections, if any;
•A significant expansion or cutback of operations;
•Significant write-downs of assets;
•Change in credit ratings;
•Significant changes to vendor or supplier pricing;
•Extraordinary management or business developments;
•Changes in executive management or board of directors;
•Major actual or threatened lawsuits, governmental investigations, legal settlements or similar developments;
•Significant cybersecurity incidents;
•Extraordinary customer quality claims;
•The commencement or results of regulatory proceedings;
•The gain or loss of a major customer or supplier;
•Significant changes or developments in research or technologies;
•Major plant expansion, closing or accident;
•Company restructuring activities;
•Borrowing activities, including contemplated financings and refinancings (other than in the ordinary course);
•A change in dividend policy, the declaration of a stock split or a securities offering;
•The establishment, actual purchases, or the anticipated timing of purchases of a repurchase program for Company securities;
•A change in pricing or cost structure;
•Major marketing changes;
•A change in auditors or notification that the auditor’s reports may no longer be relied upon;
•Commercialization of a significant new product, process, or service;
•The imposition of a ban on trading in Company securities or the securities of another company; or
•Impending bankruptcy or the existence of severe liquidity problems.
The list above is for illustrative purposes only as determinations of materiality are based on the facts and circumstances of each situation. Any purchase, sale, transfer, exchange, gift or loan of Company securities that receives scrutiny will be evaluated after the fact (with the benefit of hindsight). If you have any concerns as to whether information you possess may be considered MNPI, you should contact the Office of the Corporate Secretary.

Directors and designated officers who are subject to Section 16 of the 1934 Act (collectively, “Section 16 filers”) are prohibited from engaging in derivative or speculative stock transactions in Company securities. As such, Section 16 filers may not trade in puts or calls or short sales of the Company’s securities, engage in hedging transactions, or hold the Company’s securities in a margin account or otherwise pledge the Company’s securities as collateral for a loan or other obligation.
This Policy continues to apply to transactions in Company securities after termination of an individual’s relationship with the Company. If an individual is in possession of MNPI when their service or employment terminates, that individual may not trade in Company securities until the information has become public or is no longer material.
IV.WHEN INFORMATION BECOMES PUBLIC
Information that has not been disclosed to the public is generally considered to be non-public information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Filings with the U.S. Securities and Exchange Commission (“SEC”) and press releases disseminated to the public through major newswire services and recognized news media are generally regarded as public information. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers, and institutional investors. A circulation of rumors, even if accurate and reported in the media, does not constitute effective wide dissemination.
Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until after two trading days have elapsed since the day on which the information is released.
V.OPEN WINDOW PRACTICE & PRE-CLEARANCE PROCEDURES
Section 16 filers may trade only during open windows following pre-clearance in writing (including by e-mail or other electronic means) from the Office of the Corporate Secretary. If an individual that has received approval from the Office of the Corporate Secretary for a proposed transaction becomes aware of MNPI prior to executing the transaction, such approval is void and a transaction may not be completed. If clearance is denied, the fact of such denial must be kept confidential by the person requesting clearance.
Trading includes any transactions in Company securities, including a purchase, sale, gift, loan, exchange or transfer, exercise of stock options, transfers in the Company’s savings plan, contributions to a trust, or other transfer, contemplated by such Section 16 filers, Family Members or Controlled Entities. Each proposed transaction will be evaluated to determine if it raises insider trading concerns or other concerns under the federal or state securities laws and regulations, but such evaluation will not consider the investment aspects of any transaction.

The requirement for pre-clearance also applies to (i) the entering into, amendment or termination of any plan or arrangement that provides for the trading of the Company’s securities whether or not the plan is intended to comply with Rule 10b5-1 under the 1934 Act (“Rule 10b5-1” and a trading plan that complies with the requirements of Rule 10b5-1 is called a “Rule 10b5-1 Plan”), as described below; (ii) certain elections made under the Company’s savings plan, including (1) an election to increase or decrease the percentage of periodic contributions that will be allocated to the Company’s stock fund, (2) an election to make an intra-plan transfer of an existing account balance into or out of the Company’s stock fund, (3) an election to borrow money against the Company’s savings plan account if the loan will result in a liquidation of all or some of the underlying Company stock fund balance, and (4) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company’s stock fund; and (iii) certain elections made under the Company’s employee stock purchase plan, including an election to withdraw from the plan and an election to change the participation level in the plan.
The open window periods are communicated by the Office of the Corporate Secretary and typically begin two full trading days after the prior quarter’s earnings release through a designated period, typically ending the 15th day of the third month of the fiscal quarter. The quarterly trading windows may remain closed until after financial reporting on Form 10-K or Form 10-Q is filed with the SEC if determined by the Office of the Corporate Secretary. The Office of the Corporate Secretary may from time to time advise applicable persons of an event-specific closed-window period, the existence of which should not be disclosed to any other person.
Trading restrictions during closed-window periods are in addition to the other restrictions in this Policy. Trading outside the closed-window period should not be considered a “safe harbor,” and any person with MNPI concerning the Company should not trade in securities of the Company until the second trading day following the public release of such information (as described above). In addition, compliance with the open window periods does not excuse an individual from compliance with the prohibitions in this Policy.
VI.RESTRICTIONS FOR EMPLOYEES AND CONTRACTORS INVOLVED IN THE QUARTER CLOSE PROCESS OR WITH ACCESS TO FINANCIAL ESTIMATES AND RESULTS
Employees, advisors, consultants and contractors involved in the quarter close process or with access to financial estimates and results may only buy or sell Company securities following the quarterly release of earnings information. These quarterly trading windows typically begin two full trading days after the prior quarter’s earnings release through a designated period typically ending the 15th day of the third month of the fiscal quarter. The quarterly trading windows may remain closed until after financial reporting on Form 10-K or Form 10-Q is filed with the SEC if determined by the Office of the Corporate Secretary.
However, if any employee, advisor, consultant or contractor possesses MNPI about the Company from other sources, then, in compliance with this Policy, he or she may not trade in Company securities regardless of the quarterly trading window.

VII.PRE-ARRANGED TRADING PLANS
Rule 10b5-1 of the 1934 Act provides a defense from insider trading liability if trades occur pursuant to a pre-arranged trading plan that complies with the requirements of Rule 10b5-1. If the plan meets the requirements of Rule 10b5-1, securities of the Company may be bought or sold without regard to certain insider trading restrictions. Because of the complexity of Rule 10b5-1 Plans, all such plans must be reviewed and approved by the Office of the Corporate Secretary before they are implemented. Any requested amendments to, or termination of, a 10b5-1 Plan must also be approved in advance on a case-by-case basis by the Office of the Corporate Secretary.
The Company is required to make certain public disclosures on a quarterly basis related to 10b5-1 Plans entered into by Section 16 filers, as well as any written trading arrangements entered into by those persons that do not comply with the requirements of Rule 10b5-1. As a result, the Company requires that all written trading arrangements of Section 16 filers that would be disclosable by the Company must comply with the requirements of Rule 10b5-1. Written trading arrangements which do not constitute a Rule 10b5-1 Plan but provide for purchases or sales of Company stock (a) pursuant to representation that the person entering into the plan does not have MNPI and (b) where the person entering into the plan provides specific direction to a third party to sell a determinable number of shares at a specified price (or assigns the decision making authority to a third party) are not permitted unless approved by the Office of the Corporate Secretary.
VIII.COMPLIANCE
The Office of the Corporate Secretary provides guidance to persons subject to this Policy with questions regarding their responsibilities and obligations with respect to insider trading. The responsibility to comply with the federal securities laws rests with each individual. Any alleged violation of insider trading may be investigated by the Office of Ethics & Compliance per the Dow Code of Conduct.
Each individual is responsible for making sure that he or she complies with this Policy, and that any Family Member or Controlled Entity whose transactions are subject to this Policy, as discussed above, also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of MNPI rests with that individual, and any action on the part of the Company, the Office of the Corporate Secretary or any other director, officer or employee pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. Individuals could be subject to severe criminal and civil penalties and disciplinary action by the Company, including dismissal of the persons involved, for any conduct prohibited by this Policy or applicable securities laws.
Last Adopted: December 12, 2024